

July 28, 2011

Via Email
Stratton J. Nicolaides
Chairman and Chief Executive Officer
Numerex Corp.
1600 Parkwood Circle, Suite 500
Atlanta, GA 30339-2119

> **Re: Numerex Corp.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-22920**

Dear Mr. Nicolaides:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by confirming, and explaining how, you will comply with our comments in the future, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Definitive Proxy Statement filed April 8, 2011

The Use of Compensation Survey Data and Peer Companies

1.   We note you use Watson Wyatt's 2010 Top Management Survey and ERI's Executive Compensation database to produce competitive benchmarks. Please disclose the constituent companies for these surveys (and any others used in the future); if they are too numerous, disclose them in an Appendix. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Non-Equity Incentive Based Awards

2.   We note you use corporate-wide and business-unit level revenue and EBITDA performance targets to determine cash bonuses. Disclose the threshold, target, and maximum levels for these targets, as applicable and your actual performance for each target.

3.   Further, for each named executive officer, explain in more detail how your actual performance for each target translated into a certain cash bonus being paid. For instance, Messrs. Catherall and Smith had the same corporate-wide revenue and EBITDA targets but received different percentages of base pay as cash bonuses.

4.   We note Mr. Fienberg did not receive a non-equity incentive bonus for FY 2010, but he was awarded a $20,000 discretionary bonus. Though footnote (3) to the summary compensation table refers to the CD&A for the explanation of this discretionary bonus, no explanation seems to have been included. Please advise.

5.   Further, you use an EBITDA performance target which is a non-GAAP metric. Refer to Instruction 5 to Item 402(b) and explain how this non-GAAP target is calculated from audited financial statements.

Summary Compensation Table

6.   Footnote three to the table states Mr. Fienberg received a $20,000 discretionary bonus. Disclose this in the Bonus column. Refer to CD&I 119.02 that can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Outstanding Equity Awards at Fiscal Year-End Table

7.   We note you have disclosed the number of options on an award-by-award basis. We also note footnote one discloses the vesting schedule. However, you have disclosed the grant date for each award so that the vesting can be accurately calculated. Refer to Instruction 2 to Item 402(f)(2) and disclose the grant dates or vesting schedules of the options held at fiscal year-end.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via Email
        Richard E. Baltz
        Arnold & Porter LLP